Exhibit 99.5

High Growth From Unique Technology August 2003

Focussed on Fibre Cement High growth Unique proprietary technology Sustainable competitive advantage Strong cashflows and balance sheet Low cyclical risk Relentless will to win Attractive Investment Attributes

First to Develop Fibre Cement James Hardie pioneered the development of fibre cement technology in the 1980s Fibre Cement Sand Cellulose Fibre Water Portland Cement

Many Product Applications External siding/soffit lining Internal wall/floor wet area lining Trim and fascia Ceiling lining and flooring External/internal wall systems Partitioning Commercial facades Decorative columns Fencing Drainage pipes

Unique Technology and Scale Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations Superior capital cost efficiency - plant capital cost 1/2 that of competitors Largest, lowest cost manufacturer - plant operating cost 20-30% lower than competitors Only national producer in each market Superior economies of scale - plants 2-3 times larger than competitors Unique differentiated products, widest range and strongest brand

Capabilities and resources 120 scientists, engineers and technicians 30% increase in spend to US$21 million in FY03 - 3% of sales Core projects new proprietary engineered raw materials new proprietary product formulations new engineering and proprietary process technologies lightweight and durable products for all climates Creating the Future R&D is a Key Driver of Growth

Vision and Strategy Aggressively grow the market for fibre cement Secure differentiated positions by leveraging: technology products scale cost market position brand recognition Strong top line growth High shares of large market segments Attractive margins Industry Leadership and Profitable Growth

Balanced Growth Portfolio James Hardie Business Portfolio - FY 03 GCE Sales EBIT USA - Established high growth/high return 70% 75% 89% Asia Pacific - Established high return 21% 24% 17% Other - Emerging opportunities (Pipes, Roofing, Europe, Chile) 9% 1% (6%) Total 100% 100% 100%

USA Fibre Cement Primary Demand Create awareness at the consumer level Target the builder and contractor (decision maker) Access the market thru traditional channels Category Share Brand program Differentiated product offering Long term price positioning Performance Indicators (Measurements) Revenue Growth EBIT Margin Manufacturing Capabilities

USA Fibre Cement James Hardie is the largest lowest cost producer of fibre cement in the USA Plant Locations Flat Sheet Plants Capacity (mmsf) Fontana, California 180 Plant City, Florida 300 Cleburne, Texas 500 Tacoma, Washington 200 Peru, Illinois 560* Waxahachie, Texas 360 Blandon, Pennsylvania 200 Summerville, South Carolina 190 Sacramento, California 300* Flat Sheet Total 2,790 FRC Pipe Plant Plant City, Florida 100,000 tons Plant Capacity *Upgrade in progress - includes capacity being added Tacoma, WA Fontana, CA Plant City, FL Waxahachie, TX Cleburne, TX Peru, IL Blandon, PA Summerville, SC Sacramento, CA New Trim Line New Plant

Superior Product Performance Fibre Cement is more durable than wood and engineered wood Fibre Cement Superior Durability Moisture Resistant Fire Resistant Weather Resistant Termite Proof Won't Warp Won't Crack Won't Rot Holds Paint Longer Won't Delaminate ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Engineered Wood

Superior Product Performance Fibre Cement looks and performs better than vinyl Vinyl Fire Resistant Hail Resistant Wind Resistant Won't Warp Won't Buckle Colour Lasts Longer Strong and Rigid Expands/Contracts Withstands Impact Dimensional Stability Won't Blister Won't Crack ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Fibre Cement

Growing Share - Siding 13% of siding market vs long term target of 35-40% Vinyl 49% Plywood 1% OSB 6% Hardboard 5% Aluminum 1% Stucco 7% Cedar 5% Masonry 2% Fibre Cement 13% Brick 8% Other 3%

Growing Share - Siding Masonary Plywood Aluminum 4% 2% New Construction Southern Division Vinyl 10% 21% Wood 1% Other FC Stucco 26% 28% 0% Hardboard 4% OSB 4% James Hardie US New Construction Siding Market Stucco 15% Masonry 20% Wood 5% OSB 2% Hardboard 4% Vinyl 26% Other FC 1% James Hardie 20% Syn Stuc 3%

Growing Share - Siding Sky Gray Natural Cedar Oak Brown Pewter Gray Chestnut Brown Sandstone Khaki Brown Monterey Gray Seclusion Sky Gray ColorPlusTM pre-painted siding Helps take share from vinyl Lifts selling prices Lifts margins

Growing Share - Backer Wonderboard 19% Certainteed 1% Dens-Shield 8% Util-A-Crete 7% Permabase 8% Hardibacker 28% Durock 29%

Growing Share - Backer

10% of ½" segment – target > 40 %



Durock
PermaBase
Util-A-Crete
Dens-Shield
Wonderboard
G-2 Hardibacker

Very strong in ¼" segment



1/4" Backer Market
Durock
8%
PermaBase
4%
Util-A-Crete
3%
Dens-Shield
0%
Wonderboard
12%
Hardi Backer
73%

17

Numerous Growth Dimensions Soffit Growth 1997 1998 1999 2000 2001 2002 2003 FY00 FY01 FY02 FY03 Retail Growth 1997 1998 1999 2000 2001 2002 2003 Siding Growth Trim Growth FY00 FY01 FY02 FY03

Numerous Growth Dimensions 1/2" Hardibacker Growth FY97 FY98 FY99 FY00 FY01 FY02 FY03 1/4" Hardibacker Growth FY97 FY98 FY99 FY00 FY01 FY02 FY03

Mix Is Driving Price * Before restructuring and other operating expenses Average Price US$/msf 380 400 420 440 460 480 FY98 FY99 FY00 FY01 FY02 FY03 Higher priced differentiated products are driving average price growth

Strong Top Line Growth 0 200 400 600 800 1000 1200 1400 90 91 92 93 94 95 96 97 98 99 00 01 02 03 VOLUME (MMSF) 0 100 200 300 400 500 600 REVENUE (USDM) Volume Revenue

0 20 40 60 80 100 120 140 160 FY99 FY00 FY01 FY02 FY03 EBIT (USDM) 0% 5% 10% 15% 20% 25% 30% EBIT % Sales EBIT EBIT% SALES EBIT and Margins - Last 5 years - CAGR 33% Growth is Profitable

Long Term Growth USA Fibre Cement Targets 20% Revenue Growth 20% EBIT/Revenue Ratio

Low Shares of Large Markets Product Category Market Size (bsf) New Construction - Siding, Fascia & Soffits 3.5 - Trim 1.3 Total New 4.8 Repair & Remodel - Siding, Fascia & Soffits 3.9 - Trim 1.6 Total R&R 5.4 Grand Total 10.2 bsf bsf = JH standard feet in billion square feet bsf = JH standard feet in billion square feet

Overall Share Could Double in 5 Years 2002 James Hardie Share USA Exterior Products Market 10.2 bsf 2007 James Hardie Share USA Exterior Products Market 11.0 bsf James Hardie 11% Other 89% James Hardie 20% Other 80%

Backer Could Grow Even Faster 2002 USA Interior Cement Board Market 0.95bsf 2007 USA Interior Cement Board Market 1.1bsf James Hardie 20% Other 80% James Hardie 40% Other 60%

Australia/New Zealand Grow the market Increase category share Higher value differentiated products Flatten the structure Simplify the business Lower delivered cost Lower SG&A Emphasise step change High performance culture Increase revenue and margins

Philippines and Asia Manufacturing plant commissioned 1999 FY03 sales US$18 million, EBIT slightly positive Fibre cement as substitute for plywood 25% market share domestically Established low cost regional manufacturing hub Low GDP per capita is an obstacle for developing a differentiated JH business model.

Chile and South America Manufacturing plant commissioned 2001 Low cost manufacturing, rapid market penetration 23% share of flat sheet market already achieved Currently operating at EBIT breakeven Plant has been certified to import US products

USA manufacturing plant commissioned 2001 Product has advantages over reinforced steel concrete pipes Lower cost to make and install Long term targets national business 4-5 manufacturing plants large share of US$2 billion market Pipes

Roofing USA market entry Development of fibre cement roofing technology US roofing market 13 bsf (US siding market 10.2 bsf) Initial target market 2.1 bsf to compete with wood shake superior durability and fire performance US$12m pilot plant being commissioned

Europe Initially pursuing a low cost, low risk strategy Differentiated products imported from US G2 Backer XLD Trim ColorPlus Siding Focussed market development UK and France JH business model differentiated from current industry approach

High Growth and Attractive Returns Targeted Long Term Financial Targets Revenue growth > 15% p.a. EBIT Margins > 15% ROA > 15%

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

High Growth From Unique Technology August 2003